================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  ___________

                                   FORM 11-K

(Mark One)

[X]
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
[_]                     SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from       to

                         Commission file number 1-8940

                                 ____________

                  Long Term Savings Plan for Hourly Employees
                 Three Lakes Drive, Northfield, Illinois 60093

                     (Full title and address of the plan)

                         PHILIP MORRIS COMPANIES INC.
                                120 PARK AVENUE
                           NEW YORK, NEW YORK 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

================================================================================

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997



                               TABLE OF CONTENTS



                                                                        Page (s)
                                                                        --------
Report of Independent Accountants...............................             3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1997 and 1996................................................           4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1997, 1996 and 1995.............           6-8
  Notes to Financial Statements.................................          9-18

Signatures......................................................            19

Schedules:
  Schedule I - Investments as of December 31, 1997..............         S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
   23. Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Management Committee for Employee Benefits of Kraft Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Long Term Savings Plan For Hourly Employees:

     We have audited the accompanying statements of financial condition of the Long Term Savings Plan For Hourly Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997 and the schedule of investments as of December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the 1997 statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ COOPERS & LYBRAND L.L.P.
Chicago, Illinois
March 27, 1998

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1997
                                    _______

                                                                  Philip
                                Interest          Equity          Morris
                                 Income           Index            Stock          Balanced
                                  Fund             Fund            Fund             Fund           Total
                             ---------------  --------------  ---------------  --------------  --------------
ASSETS:
  Allocated share of
    Trust net assets             $5,273,139       $2,429,260        $763,866       $1,305,598      $9,771,863
  Employer contributions
    receivable                       27,037            9,345           3,922            4,643          44,947
  Interfund receivables
    (payables)                     (233,221)         166,453         (20,108)          86,876               -
                                 ----------       ----------        --------       ----------      ----------

     Total assets                 5,066,955        2,605,058         747,680        1,397,117       9,816,810
                                 ----------       ----------        --------       ----------      ----------

LIABILITIES:
  Distributions and
    withdrawals payable              44,117              444             422                -          44,983
                                 ----------       ----------        --------       ----------      ----------

     Total liabilities               44,117              444             422                -          44,983
                                 ----------       ----------        --------       ----------      ----------

     Plan equity                 $5,022,838       $2,604,614        $747,258       $1,397,117      $9,771,827
                                 ==========       ==========        ========       ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                                    _______



                                                 Interest
                                                  Income
                                                   Fund
                                                ---------
ASSETS:
  Allocated share of
    Trust net assets                             $8,011,020
  Employer contributions
    receivable                                       50,563
                                                 ----------

     Total assets                                 8,061,583
                                                 ----------

LIABILITIES:
  Distributions and
    withdrawals payable                             367,137
                                                 ----------

     Total liabilities                              367,137
                                                 ----------

     Plan equity                                 $7,694,446
                                                 ==========

   The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1997
                                    _______



                                                                  Philip
                                        Interest      Equity      Morris
                                         Income        Index       Stock     Balanced
                                          Fund         Fund        Fund        Fund         Total
                                      ------------  -----------  ---------  -----------  -----------
ADDITIONS:
  Employer contributions              $   328,669   $  122,517   $ 56,465   $   60,371   $  568,022
  Employee contributions                  679,683      255,010     73,743      126,889    1,135,325
  Allocated share of Trust
    investment activities:
     Interest income                      354,218           13        661                   354,892
     Dividend income                                               15,368      109,257      124,625
     Net appreciation in
       fair value of
       investments                              -      434,121     71,477       77,397      582,995
                                      -----------   ----------   --------   ----------   ----------
                                          354,218      434,134     87,506      186,654    1,062,512
                                      -----------   ----------   --------   ----------   ----------

       Total additions                  1,362,570      811,661    217,714      373,914    2,765,859
                                      -----------   ----------   --------   ----------   ----------

DEDUCTIONS:
  Distributions and
    withdrawals                          (556,693)     (72,357)   (13,289)     (43,819)    (686,158)
  General and administrative
    expenses                               (2,320)           -          -            -       (2,320)
                                      -----------   ----------   --------   ----------   ----------

       Total deductions                  (559,013)     (72,357)   (13,289)     (43,819)    (688,478)
                                      -----------   ----------   --------   ----------   ----------

Net transfers among funds              (3,475,165)   1,865,310    542,833    1,067,022            -
                                      -----------   ----------   --------   ----------   ----------

       Net additions
           (deductions)                (2,671,608)   2,604,614    747,258    1,397,117    2,077,381

PLAN EQUITY:
  Beginning of year                     7,694,446            -          -            -    7,694,446
                                      -----------   ----------   --------   ----------   ----------
  End of year                         $ 5,022,838   $2,604,614   $747,258   $1,397,117   $9,771,827
                                      ===========   ==========   ========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1996
                                    _______


                                                                                     Interest
                                                                                      Income
                                                                                       Fund
                                                                                    -----------
ADDITIONS:
  Employer contributions                                                            $   633,603
  Employee contributions                                                              1,227,121
  Allocated share of Trust
    investment activities:
     Interest income                                                                    438,240
                                                                                    -----------

       Total additions                                                                2,298,964
                                                                                    -----------

DEDUCTIONS:
  Distributions and
    withdrawals                                                                      (1,438,861)
  General and administrative
    expenses                                                                             (3,026)
                                                                                    -----------

       Total deductions                                                              (1,441,887)
                                                                                    -----------

       Net additions                                                                    857,077

PLAN EQUITY:
  Beginning of year                                                                   6,837,369
                                                                                    -----------
  End of year                                                                       $ 7,694,446
                                                                                    ===========


   The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995
                                    _______



                                                                                        Interest
                                                                                         Income
                                                                                          Fund
                                                                                       ----------
ADDITIONS:
  Employer contributions                                                               $  522,979
  Employee contributions                                                                1,258,668
  Allocated share of Trust
    investment activities:
     Interest income                                                                      391,735
                                                                                       ----------

       Total additions                                                                  2,173,382
                                                                                       ----------

DEDUCTIONS:
  Distributions and
    withdrawals                                                                          (603,616)
  General and administrative
    expenses                                                                               (2,161)
                                                                                       ----------

       Total deductions                                                                  (605,777)
                                                                                       ----------

       Net additions                                                                    1,567,605

PLAN EQUITY:
  Beginning of year                                                                     5,269,764
                                                                                       ----------
  End of year                                                                          $6,837,369
                                                                                       ==========



   The accompanying notes are an integral part of these financial statements.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS

1.   General Description of the Plan:

     The Long Term Savings Plan for Hourly Employees (the "Plan") is a defined contribution plan designed to assist employees in saving for retirement by providing eligible employees with a vehicle for investing a portion of their compensation and to receive a matching contribution from Kraft Foods, Inc. (hereinafter referred to as "Kraft Foods"). Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

     Hourly employees employed at specific locations of Kraft Foods who are not members of a collective bargaining unit participate in the Plan, provided they meet eligibility requirements. After completing one year of service, eligible employees are required to make a contribution on a before-tax or after-tax basis ("Basic Contribution") which is eligible for a matching contribution and may also make a contribution on a before-tax basis ("Supplemental Contribution"), in excess of their Basic Contribution, which is not eligible for a matching contribution. Matching contributions by Kraft Foods (the "Kraft Foods Matching Contributions") are contributed to the Plan (see Note 3). The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

     The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") is responsible for the selection of the investment options in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

     Assets of the Plan are co-invested with the assets of the Kraft Foods Thrift Plan and other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 6).

     Prior to January 1, 1997, participants' Plan Accounts (see Note 4) were invested solely in the Interest Income Fund. Effective January 1, 1997, participants have the option of investing their Plan Accounts in 25 percent increments in the four funds listed below.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

     INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

     EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

     PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

     BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

None of the foregoing funds guarantees a return to the participant. Effective January 1, 1997, participants may change their investment options quarterly.

Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 31, 1997 and 1996, there were 2,265 and 2,163 participants, respectively, some of whom elected to invest in more than one fund effective January 1, 1997. Set forth below is the number of participants investing in each fund.

                                                  DECEMBER 31,
                                                  ------------
                                             1997               1996
                                          ----------         ----------
          Interest Income Fund            1,806              2,163
          Equity Index Fund                 600                  -
          Philip Morris Stock Fund          272                  -
          Balanced Fund                     476                  -

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

     Each participant is at all times fully vested in the balance of his or her After-Tax Contributions Account and Basic and Supplemental Before-Tax Contributions Accounts. A participant shall be fully vested in the balance in his or her Kraft Foods Matching Account upon attainment of age 65, death while employed by Kraft Foods or any of its affiliates, upon a change in control of the Company (see Note 3), or upon a termination of the Plan (see
     Note 10). Otherwise, a participant shall become vested in his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

                                                    Vested
               Years of Service                   Percentage
               ----------------                   ----------
                 Less than 5                            0%
                 5 or more                            100%

     Forfeitures:

          Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2.   Summary of Significant Accounting Policies:

     Valuation of Trust Investments:

          Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

          Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1997 and 1996 was $639,429,002 and $712,947,862,
          respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1997 and 1996. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

          Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Effective July 14, 1997, the Trustee will use a weighted average sales price method for valuing the portion of Participants' Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (.1%) less than the value using the weighted average sales price method. The weighted average sales price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

          Short-term temporary investments are generally carried at cost, which approximates fair value.

     Investment Transactions and Investment Income of the Trust:

          Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

          In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 7).

3.  Contributions:

     Eligible employees are required to make a Basic Contribution for each hour paid by Kraft Foods. The amount of Basic Contribution required of each participant varies depending on the work location of the participant.

     Participants may also make Supplemental Contributions based on each hour paid and may also be permitted to make Supplemental Contributions from special lump sum payments. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1997, a participant's before-tax contributions (whether in the form of Basic Contributions, Supplemental Contributions, or a combination of the two) were limited to $9,500; for 1998, a participant's before-tax contributions will be limited to $10,000.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

     Kraft Foods Matching Contributions equal 100 percent of each participant's Basic Contributions to the Plan, subject to certain limitations under the Code.

     Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year.

     Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for the preservation of the Kraft Foods Matching Contributions for all participants for the year in which the Change of Control occurs and for two years thereafter.

4.   Valuation of Participant Accounts:

     The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

          Account                                    Source
          -------                                    ------
          Kraft Foods Matching Account               Kraft Foods Matching Contributions

          Basic Before-Tax Contributions Account     Basic Contributions made with
                                                       before-tax contributions

          After-Tax Contributions Account            Basic Contributions made with
                                                       after-tax contributions

          Supplemental Before-Tax Contributions      Supplemental Contributions made
            Account                                    with before-tax contributions

     At the end of each calendar quarter, the Trustee determines the current fair value of each of the investment funds in the Trust described in Note
     1. The fair value of each participant's share in the Trust is determined with respect to their Kraft Foods Matching Account, Basic Before-Tax Contributions Account, After-Tax Contributions Account and Supplemental Before-Tax Contributions Account on the basis of their proportionate share in each fund.

5.   Distributions:

     Upon termination of employment, including retirement, distribution of a participant's Accounts is made in a lump sum. Normally, distributions are made approximately one month after a distribution is requested or is required under the Plan's terms.

     In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

6.  Investments Held by the Trust:

     The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1997 and 1996, respectively, were:

                                                                      1997               1996
                                                                  ------------       ------------
          Trust                                                   less than 1%       less than 1%
          Interest Income Fund                                         1%                 1%
          Equity Index Fund                                       less than 1%            -
          Philip Morris Stock Fund                                less than 1%            -
          Balanced Fund                                                1%                 -

     The Plan's approximate allocated share of the Trust's investment activities for each of the years ended December 31, 1997, 1996 and 1995 was less than one percent.

     All expenses incurred in administering the Plan are borne by Kraft Foods, with the exception of investment management fees which are paid from the Plan's assets. For 1997 and 1996, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                                      1997               1996
                                                                  ------------       ------------
          Interest Income Fund                                        .04%                .04%
          Equity Index Fund                                             -                   -
          Philip Morris Stock Fund                                      -                   -
          Balanced Fund                                                 -                   -

     Investments that represented five percent or more of total Trust assets as of December 31, 1997 and 1996, were:

                                                                      1997               1996
                                                                  -----------        -----------
          Equity Index Fund
             GEBT Equity Index Fund                               $   606,132        $   442,151
          Interest Income Fund
             BT GNMA Pooled Fund                                  $   205,335
          Philip Morris Stock Fund
             Common Stock                                         $ 1,228,357        $ 1,055,822
          Growth Equity Fund                                      $   166,407

    The GEBT Equity Index Fund currently includes Common Stock.

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

At December 31, 1997 and 1996, the financial position of the Trust was:

                                                             1997                   1996
                                                         -----------            -----------
Assets:
     Investments at fair value:
      Equity Index Fund:
         GEBT Equity Index Fund
            (cost $345,425 and $296,077)                  $  606,132             $  442,151
         Short-term temporary investments
            (cost approximates fair value)                     2,634                    945
      Interest Income Fund:
         Investment contracts (at contract value)
            (cost approximates contract value)               630,012                719,263
         Short-term temporary investments
            (cost approximates fair value)                    21,022                 31,250
      Government Securities Fund:
         Government securities
            (cost $28,343 and $25,873)                        28,596                 25,693
         Federal Agency Obligations
            (cost $3,976 and $2,979)                           3,974                  2,911
         Short-term temporary investments
            (cost approximates fair value)                       929                    812
      Government Securities Fund (GF):
         Government securities
            (cost approximates fair value)                         -                  1,184
         Short-term temporary investments
            (cost approximates fair value)                         -                    110
      Philip Morris Stock Fund:
         Common stock
            (cost $552,253 and $439,309)                   1,228,357              1,055,822
         Short-term temporary investments
            (cost approximates fair value)                    33,679                 28,613
      International Equity Fund:
         International Equity Fund
            (cost $55,014 and $52,300)                        58,229                 56,401
         Short-term temporary investments
            (cost approximates fair value)                       222                    114
      Balanced Fund:
         Balanced Fund
            (cost $114,680 and $72,891)                      125,303                 77,163
         Short-term temporary investments
            (cost approximates fair value)                       503                    189
      Growth Equity Fund:
         Growth Equity Fund
            (cost $174,420 and $117,557)                     166,407                122,194
         Short-term temporary investments
            (cost approximates fair value)                       586                    312
   Other investments:
      Participants' Loan Account:
         Loans to participants                                41,995                 37,375
                                                          ----------             ----------
            Total investments                              2,948,580              2,602,502
   Receivables:
      Interest income                                            811                  1,063
      Dividend income                                         11,039                 11,308
      Other receivables                                        8,507                  2,980
                                                          ----------             ----------
            Total assets                                   2,968,937              2,617,853
Liabilities:
   Other payables                                                745                  1,264
                                                          ----------             ----------
            Net assets                                    $2,968,192             $2,616,589
                                                          ==========             ==========

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

The changes in the Trust net assets for the years ended December 31, 1997, 1996 and 1995, were:

                                               1997              1996              1995
                                            ---------         ---------          --------
Additions:
  Employer contributions                   $   37,225        $   35,823        $   42,957
  Employee contributions                       98,076            94,665           104,014

Transfers from predecessor trusts                   -               300              (448)

Investment activities:
  Interest                                     47,603            47,971            55,956
  Dividends                                    89,392            56,586            51,225
  Interest on participant loans                 2,980             2,598             2,394
                                           ----------        ----------        ----------
                                              139,975           107,155           109,575
  Net appreciation
     in fair value of investments             354,618           313,941           512,078
                                           ----------        ----------        ----------
     Net investment activities                494,593           421,096           621,653

Deductions:
  Distributions and withdrawals              (275,232)         (348,908)         (258,160)
  General and administrative
   expenses                                    (3,059)           (2,792)           (3,133)
                                           ----------        ----------        ----------

Increase in Trust net assets                  351,603           200,184           506,883

Net assets:
  Beginning of year                         2,616,589         2,416,405         1,909,522
                                           ----------        ----------        ----------
  End of year                              $2,968,192        $2,616,589        $2,416,405
                                           ==========        ==========        ==========

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


7. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1997, 1996, and 1995 were:

                                                                                          Freihofer
                                                                                          Equitable
                                 Equity      Government      Government                    Capital      International
                                 Index       Securities      Securities   Philip Morris   Management        Equity       Balanced
                                  Fund          Fund          Fund (GF)     Stock Fund       Fund            Fund          Fund
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
1997
----
Realized gains (losses):
    Proceeds                 $      89,418  $       8,972  $         475  $     269,015                 $      23,172  $      21,845
    Cost                            55,447          9,049            475        122,940                        21,054         19,574
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
      Net realized gains
         (losses)                   33,971            (77)            -         146,075                         2,118          2,271
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Unrealized appreciation
    (depreciation):
    Beginning of year              146,074           (248)                      616,513                         4,101          4,272
    End of year                    260,707            251                       676,104                         3,216         10,623
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
        Increase (decrease)        114,633            499             -          59,591                          (885)         6,351
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Net appreciation
    (depreciation) in fair
     value of investments    $     148,604  $         422  $          -   $     205,666                 $       1,233  $       8,622
                             =============  =============  =============  =============  =============  =============  =============
1996
----
Realized gains (losses):
    Proceeds                 $      51,031  $       9,262  $       1,436  $     373,172                 $      15,309  $       9,120
    Cost                            37,037          9,271          1,436        172,650                        14,552          8,758
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
      Net realized gains
         (losses)                   13,994             (9)            -         200,522                           757            362
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Unrealized appreciation
    (depreciation):
    Beginning of year               82,031            789                       593,451                         1,177            792
    End of year                    146,074           (248)                      616,513                         4,101          4,272
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
        Increase (decrease)         64,043         (1,037)            -          23,062                         2,924          3,480
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Net appreciation
    (depreciation) in fair
     value of investments    $      78,037  $      (1,046) $          -   $     223,584                 $       3,681  $       3,842
                             =============  =============  =============  =============  =============  =============  =============
1995
----
Realized gains:
    Proceeds                 $      44,833  $      16,505  $       1,431  $     173,058  $      12,642  $       2,036  $       1,859
    Cost                            37,484         16,505          1,431         94,527          6,063          2,012          1,813
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
      Net realized gains             7,349             -              -          78,531          6,579             24             46
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Unrealized appreciation
    (depreciation):
    Beginning of year                3,838           (109)                      231,434          6,636
    Transfer from Entenmann's                                                    16,383
    End of year                     82,031            789                       593,451                         1,177            792
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
        Increase (decrease)         78,193            898             -         345,634         (6,636)         1,177            792
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Net appreciation
    (depreciation) in fair
     value of investments    $      85,542  $         898  $          -   $     424,165  $         (57) $       1,201  $         838
                             =============  =============  =============  =============  =============  =============  =============
                                Growth
                                Equity
                                 Fund          Total
                             -------------  -------------
1997
----
Realized gains (losses):
    Proceeds                 $      32,533  $     445,430
    Cost                            29,812        258,351
                             -------------  -------------
      Net realized gains
         (losses)                    2,721        187,079
                             -------------  -------------
Unrealized appreciation
    (depreciation):
    Beginning of year                4,637        775,349
    End of year                     (8,013)       942,888
                             -------------  -------------
        Increase (decrease)        (12,650)       167,539
                             -------------  -------------
Net appreciation
    (depreciation) in fair
     value of investments    $      (9,929) $     354,618
                             =============  =============
1996
----
Realized gains (losses):
    Proceeds                 $      25,847  $     485,177
    Cost                            25,254        268,958
                             -------------  -------------
      Net realized gains
         (losses)                      593        216,219
                             -------------  -------------
Unrealized appreciation
    (depreciation):
    Beginning of year                 (613)       677,627
    End of year                      4,637        775,349
                             -------------  -------------
        Increase (decrease)          5,250         97,722
                             -------------  -------------
Net appreciation
    (depreciation) in fair
     value of investments    $       5,843  $     313,941
                             =============  =============
1995
----
Realized gains:
    Proceeds                 $       2,514  $     254,878
    Cost                             2,410        162,245
                             -------------  -------------
      Net realized gains               104         92,633
                             -------------  -------------
Unrealized appreciation
    (depreciation):
    Beginning of year                             241,799
    Transfer from Entenmann's                      16,383
    End of year                       (613)       677,627
                             -------------  -------------
        Increase (decrease)           (613)       419,445
                             -------------  -------------
Net appreciation
    (depreciation) in fair
     value of investments    $        (509) $     512,078
                             =============  =============

                  LONG TERM SAVINGS PLAN FOR HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

8.  Transactions with Parties in Interest:

    The Fiduciaries are not aware of any transaction between the Plan and a party in interest (as defined in ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

9.  Tax Status:

    By letter dated June 6, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of April 1, 1992, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been subsequently amended and no determination as to the continued qualification of the Plan under Section 401(a) of the Code and of the exemption of the related Trust from Federal income taxes under Section 501(a) of the Code has been sought from the Internal Revenue Service. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions or before-tax contributions made on their behalf by Kraft Foods, nor on earnings credited to their Accounts until distributed.

10. Plan Termination:

    The Board of Directors of Kraft Foods has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or to terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Matching Account.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           LONG TERM SAVINGS
                                            PLAN FOR HOURLY
                                               EMPLOYEES
                                             (Name of Plan)


                                          By   /s/ TERRY M. FAULK
                                            ---------------------------------
                                                Terry M. Faulk, Chairman,
                                            Management Committee for Employee
                                               Benefits of Kraft Foods, Inc.

Date:  May 21, 1998

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                                   Column B           Column C            Column D
                        --------                                                   --------           --------            --------
                                                                                  Face Amount           Cost
                                                                                  or Nuumber          Basis of
Name of Issuer and Title of Issue                                               of Shares/Units     Investments          Fair Value
---------------------------------                                               ---------------     -----------          ----------
EQUITY INDEX FUND  --  20.65%

GEBT Equity Index Fund  --  20.56%                                                  267,164       $ 345,424,848       $ 606,131,969

Short-Term Investments  --  .09%

GEBT Short-Term Investment Fund                                                   2,634,009           2,634,009           2,634,009
                                                                                                  -------------       -------------

        Total Equity Index Fund                                                                     348,058,857         608,765,978
                                                                                                  -------------       -------------

INTEREST INCOME FUND  --  22.08%

Investment Contracts  --  21.37%
(The amounts included in Column D for the investment
contracts represent contract value, see Note 2.)

Participation Contracts with Institutions  --  5.19%

Confederation Life Ins.
   No. 62381        8.61%
   matured          11/30/1995                                                      519,733             519,733             519,733
Confederation Life Ins.
   No. 62325        0.00%
   matured          5/1997                                                        1,567,323           1,567,323           1,567,323
Provident Mutual
   No. 008159-001   8.55%
   matures          3/1/1998                                                        363,316             363,316             363,316
Mass Mutual
   No. 10223        8.25%
   matures          4/30/1998                                                    12,896,565          12,896,565          12,896,565
Provident National Assurance
   No. 02705689     6.96%
   matures          7/31/1998                                                    25,456,330          25,456,330          25,456,330
Connecticut General Life Ins.
   No. 25119        8.81%
   matures          8/1/1998                                                     12,087,717          12,087,717          12,087,717
Hartford Life Ins. Co.
   No. 10225        5.70%
   matures          1/31/1999                                                    20,053,096          20,053,096          20,053,096
Allstate Life Insurance Company
   No. 5428         6.15%
   matures          4/30/1999                                                    36,615,741          36,615,741          36,615,741
Allstate Life Ins. Co.
   No. 5581         7.23%
   matures          5/20/1999                                                     1,942,458           1,942,458           1,942,458
CNA Insurance Co.
   No. 24023        6.61%
   matures          6/29/2001                                                    21,340,704          21,340,704          21,340,704

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                        Column A                                 Column B               Column C            Column D
                        --------                                 --------               --------            --------
                                                                Face Amount               Cost
                                                                or Nuumber              Basis of
Name of Issuer and Title of Issue                             of Shares/Units         Investments          Fair Value
---------------------------------                             ---------------         -----------          ----------
Participation Contracts with Institutions (continued)

Sun America Life
    No. 4696       6.67%
   matures         12/31/2001                                    20,003,538          $  20,003,538       $  20,003,538
                                                                                     -------------       -------------
        Total Participation Contracts                                                  152,846,521         152,846,521
                                                                                     -------------       -------------
Financial Institution Pools  --  16.18%

National Westminster Bank
  No. SAM 0104B   6.93%

    GEBT Short-Term Investment Fund                                                        597,142             597,142
    Federal Home Loan Mortgage Corporation
      matures      8/15/2005               6.25%                                         1,103,454           1,103,454
    Federal Home Loan Mortgage Corporation
      matures      4/1/2008                7.00%                                            97,965              97,965
    Federal Home Loan Mortgage Corporation
      matures      8/15/2008               6.50%                                         1,055,529           1,055,529
    Federal Home Loan Mortgage Corporation
      matures      9/1/2008                6.50%                                            37,080              37,080
    Federal Home Loan Mortgage Corporation
      matures      12/1/2008               6.50%                                            40,138              40,138
    Federal Home Loan Mortgage Corporation
      matures      2/1/2009                6.50%                                         1,734,521           1,734,521
    Federal Home Loan Mortgage Corporation
      matures      6/1/2009                6.50%                                            73,991              73,991
    Federal Home Loan Mortgage Corporation
      matures      10/1/2010               7.00%                                           211,216             211,216
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                6.50%                                           115,640             115,640
    Federal Home Loan Mortgage Corporation
      matures      2/1/2011                7.00%                                           648,928             648,928
    Federal Home Loan Mortgage Corporation
      matures      3/1/2011                7.00%                                         1,139,803           1,139,803
    Federal Home Loan Mortgage Corporation
      matures      12/15/2015              6.50%                                         2,683,080           2,683,080
    Federal Home Loan Mortgage Corporation
      matures      1/15/2018               6.00%                                         4,126,809           4,126,809
    Federal Home Loan Mortgage Corporation
      matures      6/15/2018               7.00%                                           297,594             297,594
    Federal National Mortgage Association
      matures      6/25/2005               6.25%                                         2,207,587           2,207,587
    Federal National Mortgage Association
      matures      8/25/2005               6.00%                                           480,564             480,564
    Federal National Mortgage Association
      matures      7/1/2008                7.00%                                           819,882             819,882
    Federal National Mortgage Association
      matures      8/1/2008                7.00%                                           749,927             749,927

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                                  Column B           Column C            Column D
                    --------                                                  --------           --------            --------
                                                                             Face Amount           Cost
                                                                             or Number           Basis of
Name of Issuer and Title of Issue                                          of Shares/Units     Investments          Fair Value
---------------------------------                                          ---------------     -----------          ----------
Financial Institution Pools (continued)

National Westminster Bank (continued)

    Federal National Mortgage Association
      matures         1/1/2009             6.50%                                             $     151,198       $     151,198
    Federal National Mortgage Association
      matures         2/1/2009             6.50%                                                   496,822             496,822
    Federal National Mortgage Association
      matures         3/1/2009             6.50%                                                   168,254             168,254
    Federal National Mortgage Association
      matures         5/1/2009             6.50%                                                 1,047,816           1,047,816
    Federal National Mortgage Association
      matures         8/25/2012            5.60%                                                 1,147,192           1,147,192
    Federal National Mortgage Association
      matures         8/25/2013            6.70%                                                 1,935,791           1,935,791
    Federal National Mortgage Association
      matures         9/25/2015            6.00%                                                 2,196,862           2,196,862
    Federal National Mortgage Association
      matures         6/25/2016            5.70%                                                 2,187,150           2,187,150
    Federal National Mortgage Association
      matures         7/25/2016            5.65%                                                 1,330,841           1,330,841
    Government National Mortgage Association
      matures         12/15/2023           6.50%                                                   252,569             252,569
    Government National Mortgage Association
      matures         3/15/2024            6.50%                                                    77,645              77,645
    Government National Mortgage Association
      matures         4/15/2024            6.50%                                                 1,275,965           1,275,965
    Government National Mortgage Association
      matures         5/15/2024            6.50%                                                 1,462,469           1,462,469
                                                                                             -------------       -------------

Total National Westminster Bank Contract                                                        31,951,424          31,951,424
                                                                                             -------------       -------------

Commonwealth Life Insurance Company No. ADA00044TR, 6.29%,
Peoples Life Insurance Company No. BDA00059TR, 6.38%,
Trans America Life Insurance Company No. 76586, 5.94%,
Trans America Life Insurance Company No. 76594, 6.91%,
Trans America Life Insurance Company No. 76690, 6.28%,
National Westminster Bank No. 189M, 6.25% & J P Morgan No. AKRAFT1, 6.26%

    GEBT Short-Term Investment Fund                                                                570,752             570,752
    BT GNMA Pooled Fund                    7.27%                                               205,335,286         205,335,286
    United States Treasury Note
      matures         3/31/2002            6.63%                                                 4,745,909           4,745,909
    United States Treasury Note
      matures         4/30/2002            6.63%                                                 4,579,060           4,579,060
    United States Treasury Note
      matures         11/30/2002           5.75%                                                 1,978,028           1,978,028

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                          Column B           Column C            Column D
                    --------                                          --------           --------            --------
                                                                     Face Amount           Cost
                                                                     or Number           Basis of
Name of Issuer and Title of Issue                                  of Shares/Units     Investments         Fair Value
---------------------------------                                  ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    United States Treasury Note
      matures        7/15/2006              7.00%                                      $  68,603,938       $  68,603,938
    United States Treasury Note
      matures        5/15/2007              6.63%                                         39,869,492          39,869,492
    United States Treasury Note
      matures        8/15/2007              6.13%                                         37,925,895          37,925,895
    Federal National Mortgage Association
      matures        11/23/2001             6.35%                                            337,233             337,233
    Federal National Mortgage Association
      matures        9/9/2003               5.97%                                            514,111             514,111
    Federal National Mortgage Association
      matures        10/25/2004             8.40%                                            648,692             648,692
    Federal National Mortgage Association
      matures        11/10/2004             8.63%                                          1,223,803           1,223,803
    Student Loan Marketing Association
      matures        8/1/2007               7.13%                                            718,654             718,654
    Premier Auto TR
      matures        2/4/1999               7.15%                                            286,603             286,603
    Bayerische Landesbank Girozentrale
      matures        7/19/1999              6.55%                                          2,225,377           2,225,377
    MBNA Master Credit Card Trust
      matures        8/15/1999              6.20%                                            410,918             410,918
    Standard Credit Card Master Trust
      matures        6/7/2000               6.75%                                            762,658             762,658
    Standard Credit Card Master Trust
      matures        4/7/2001               6.80%                                            509,087             509,087
    Asian Development Bank NTS
      matures        5/2/2001               8.50%                                          1,426,806           1,426,806
    American Express Master Trust
      matures        7/15/2001              5.38%                                          3,937,682           3,937,682
    General Electric Cap Corp
      matures        11/1/2001              5.50%                                          1,941,925           1,941,925
    MBNA Master Credit Card Trust
      matures        1/15/2003              6.60%                                            994,986             994,986
    Ford Credit Auto Loan Master Trust
      matures        2/15/2003              5.50%                                          3,553,594           3,553,594
    First Bank Corporate Card Master Trust
      matures        2/15/2003              6.40%                                          2,324,429           2,324,429
    Outlet Broadcasting
      matures        7/15/2003              10.88%                                         2,046,305           2,046,305

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                                      Column B           Column C            Column D
                    --------                                      --------           --------            --------
                                                                 Face Amount           Cost
                                                                 or Number           Basis of
Name of Issuer and Title of Issue                              of Shares/Units     Investments         Fair Value
---------------------------------                              ---------------     -----------         ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company, Trans America Life Insurance Company, National
Westminster Bank & J P Morgan (continued)

    Avis
      matures            10/20/2003        6.40%                                   $   3,984,452       $   3,984,452
    Citibank Credit Card Master Trust
      matures            2/15/2004         6.55%                                       6,340,501           6,340,501
    MBNA Master Credit Card Trust
      matures            11/15/2004        6.60%                                       8,053,929           8,053,929
    First USA Credit Card Master Trust
      matures            3/17/2005         6.42%                                       3,992,177           3,992,177
    Japan Fin Corp
      matures            4/27/2005         7.38%                                       1,452,918           1,452,918
    International Bank for Recon & Dev
      matures            7/21/2005         6.38%                                       1,638,975           1,638,975
    NationsBank Credit Card Master Trust
      matures            12/15/2005        6.00%                                       2,930,942           2,930,942
    Bayerische Landesbank Girozentrale
      matures            2/1/2006          6.17%                                       1,701,481           1,701,481
    Bayerische Landesbank Girozentrale
      matures            2/9/2006          6.20%                                       3,709,875           3,709,875
    KFW Int'l Fin Inc
      matures            6/1/2006          8.20%                                       2,007,445           2,007,445
    General Electric Cap Corp
      matures            3/1/2007          8.85%                                       6,873,148           6,873,148
    General Electric Cap Corp
      matures            7/24/2008         8.50%                                       1,062,868           1,062,868
    First Plus Home Loan Trust
      matures            3/12/2012         6.80%                                       3,977,355           3,977,355
    International Bank for Recon & Dev
      matures            3/1/2026          8.88%                                         572,654             572,654
    Inter-American Development Bank
      matures            7/15/2027         6.75%                                       6,385,881           6,385,881
    Merck
      matures            5/3/2037          5.76%                                       3,058,354           3,058,354
                                                                                ----------------   -----------------

Total Commonwealth, Peoples, Trans America, Nat West & J P Morgan Contracts          445,214,178         445,214,178
                                                                                ----------------   -----------------
        Total Financial Institution Pools                                            477,165,602         477,165,602
                                                                                ----------------   -----------------
        Total Investment Contracts                                                   630,012,123         630,012,123
                                                                                ----------------   -----------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                    Column A                               Column B           Column C            Column D
                    --------                               --------           --------            --------
                                                          Face Amount           Cost
                                                          or Number           Basis of
Name of Issuer and Title of Issue                       of Shares/Units     Investments          Fair Value
---------------------------------                       ---------------     -----------          ----------
Short-Term Investments  --  .71%

GEBT Short-Term Investment Fund                          15,166,810       $  15,166,810        $  15,166,810

GEBT Stable Value Government Fund                         5,854,964           5,854,964            5,854,964
                                                                          -------------        -------------

     Total Short-Term Investments                                            21,021,774           21,021,774
                                                                          -------------        -------------

     Total Interest Income Fund                                             651,033,897          651,033,897
                                                                          -------------        -------------

GOVERNMENT SECURITIES FUND  --  1.14%

Government Securities  --  .97%

United States Treasury Notes
  7.125%            due 9/30/1999                         2,375,000           2,436,231            2,431,406
United States Treasury Notes
  7.125%            due 2/29/2000                         6,600,000           6,815,847            6,790,806
United States Treasury Notes
  5.875%            due 6/30/2000                         3,700,000           3,695,980            3,716,761
United States Treasury Notes
  5.625%            due 2/28/2001                         1,025,000           1,009,734            1,022,274
United States Treasury Notes
  6.375%            due 8/15/2002                         5,625,000           5,695,005            5,770,013
United States Treasury Notes
  6.50%             due 5/15/2005                         3,550,000           3,627,690            3,700,875
United States Treasury Notes
  6.50%             due 8/15/2005                         3,000,000           3,089,781            3,130,320
United States Treasury Notes
  6.875%            due 5/15/2006                         1,900,000           1,972,463            2,033,000
                                                                          -------------        -------------

     Total Government Securities                                             28,342,731           28,595,455
                                                                          -------------        -------------

Federal Agency Obligations  -- .14%

Federal National Mortgage Association
  6.41%             due 5/22/2000                         1,000,000             997,344            1,013,750
Federal National Mortgage Association
  5.5%              due 2/2/2001                          3,000,000           2,978,775            2,960,610
                                                                          -------------        -------------

     Total Federal Agency Obligations                                         3,976,119            3,974,360
                                                                          -------------        -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                                  Column B           Column C            Column D
                    --------                                  --------           --------            --------
                                                             Face Amount            Cost
                                                             or Number            Basis of
Name of Issuer and Title of Issue                          of Shares/Units      Investments          Fair Value
---------------------------------                          ---------------      -----------          ----------
Short-Term Investments  --  .03%

BT Pyramid Government Securities Cash Fund                       928,671       $     928,671       $     928,671
                                                                               -------------       -------------

        Total Government Securities Fund                                          33,247,521          33,498,486
                                                                               -------------       -------------
PHILIP MORRIS STOCK FUND  --  42.80%

Common Stock  --  41.66%

Tobacco  --  41.66%

Philip Morris Companies Inc.                                  27,146,005         552,253,198       1,228,356,726

Short-term Investments  --  1.14%

GEBT Short-Term Investment Fund                               33,679,046          33,679,046          33,679,046
                                                                               -------------       -------------

        Total Philip Morris Stock Fund                                           585,932,244       1,262,035,772
                                                                               -------------       -------------
INTERNATIONAL EQUITY FUND  --  1.98%

Japanese Equity Index Fund  --  .45%                             204,407          18,957,475          13,344,091
Non Japanese Equity Index Fund --  1.52%                         265,870          36,056,129          44,885,194
                                                                               -------------       -------------

        Total Equity Index Funds                                                  55,013,604          58,229,285
                                                                               -------------       -------------
Short-Term Investments --   .01%

GEBT Short-Term Investment Fund                                  221,545             221,545             221,545
                                                                               -------------       -------------

        Total International Equity Fund                                           55,235,149          58,450,830
                                                                               -------------       -------------
BALANCED FUND  --  4.27%

Balanced Fund  --  4.25%                                       9,428,381         114,680,409         125,303,190

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                                  503,476             503,476             503,476
                                                                               -------------       -------------

        Total Balanced Fund                                                      115,183,885         125,806,666
                                                                               -------------       -------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                    Column A                              Column B              Column C           Column D
                    --------                              --------              --------           --------
                                                         Face Amount              Cost
                                                         or Number              Basis of
Name of Issuer and Title of Issue                      of Shares/Units        Investments          Fair Value
---------------------------------                      ---------------        -----------          ----------
GROWTH EQUITY FUND  --  5.66%

Growth Equity Fund  --  5.64%                              14,470,210     $   174,419,967     $   166,407,417

Short-Term Investments -- .02%

GEBT Short-Term Investment Fund                               585,573             585,573             585,573
                                                                          ---------------     ---------------

        Total Growth Equity Fund                                              175,005,540         166,992,990
                                                                          ---------------     ---------------
PARTICIPANTS' LOAN ACCOUNT -- 1.42%

Loans to Participants -- 1.42%                             41,995,421          41,995,421          41,995,421
                                                                          ---------------     ---------------

        Total Participants' Loan Account                                       41,995,421          41,995,421
                                                                          ---------------     ---------------

        TOTAL INVESTMENTS                                                 $ 2,005,692,514     $ 2,948,580,040
                                                                          ===============     ===============